SPOTIFY TECHNOLOGY S.A.
5, PLACE DE LA GARE
L-1616 LUXEMBOURG
GRAND DUCHY OF LUXEMBOURG

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VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on March 27, 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on March 27, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D97591-P81402 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

SPOTIFY TECHNOLOGY S.A.

The Board of Directors recommends you vote FOR the following:

Agenda of the Annual General Meeting

	For	Against	Abstain
1. Approve the Company's annual accounts for the financial year ended December 31, 2022 and the Company's consolidated financial statements for the financial year ended December 31, 2022.	☐	☐	☐
2. Approve the allocation of the Company's annual results for the financial year ended December 31, 2022.	☐	☐	☐
3. Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2022.	☐	☐	☐

4. Election of Directors

Nominees:	For	Against	Abstain
4a. Mr. Daniel Ek (A Director)	☐	☐	☐
4b. Mr. Martin Lorentzon (A Director)	☐	☐	☐
4c. Mr. Shishir Samir Mehrotra (A Director)	☐	☐	☐
4d. Mr. Christopher Marshall (B Director)	☐	☐	☐
4e. Mr. Barry McCarthy (B Director)	☐	☐	☐
4f. Ms. Heidi O'Neill (B Director)	☐	☐	☐
4g. Mr. Ted Sarandos (B Director)	☐	☐	☐

	For	Against	Abstain
4h. Mr. Thomas Owen Staggs (B Director)	☐	☐	☐
4i. Ms. Mona Sutphen (B Director)	☐	☐	☐
4j. Ms. Padmasree Warrior (B Director)	☐	☐	☐
5. Appoint Ernst & Young S.A. (Luxembourg) as the independent auditor for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2023.	☐	☐	☐
6. Approve the directors' remuneration for the year 2023.	☐	☐	☐
7. Authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.	☐	☐	☐

Agenda of the Extraordinary General Meeting

	For	Against	Abstain
E1. Renew the Board of Directors' authorization to issue ordinary shares within the limit of the authorized share capital during a period of five years and withdraw or restrict the preferential subscription right of the shareholders.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting and Extraordinary General Meeting:
The Notice and Proxy Statement, Consolidated Financial Statements, Annual Accounts, and Annual Report on Form 20-F are available at www.proxyvote.com

D97592-P81402

SPOTIFY TECHNOLOGY S.A.
Annual General Meeting and Extraordinary General Meeting of Shareholders
March 29, 2023 4:00 PM (Luxembourg Time)
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Mr. Guy Harles and Mr. Alexandre Gobert, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of (Common/Preferred) stock of SPOTIFY TECHNOLOGY S.A. that the shareholder(s) is/are entitled to vote at the Annual General Meeting and Extraordinary General Meeting of Shareholders to be held at 4:00 PM (Luxembourg Time), on March 29, 2023, at the Arendt House, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side